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425 Market Street San Francisco California 94105-2482 Telephone: 415.268.7000 Facsimile: 415.268.7522 www.mofo.com morrison & foerster llp

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April 9,  2020

Jeffrey Gabor

Attorney Advisor

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:      Cassava Sciences, Inc.
Registration Statement on Form S-3
Filed March 27, 2020
File No. 333-237452

Dear Mr. Jeffrey Gabor:

On behalf of Cassava Sciences, Inc. (the “Company”), we submit this letter providing responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated April 2, 2020, with respect to the registration statement on Form S-3 (File No. 333-237452), as amended (the “Registration Statement”).

Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Units

1.If you plan to offer units, please revise the registration statement fee table and prospectus cover page to identify the units as securities in the offering, identifying the components of the units. Please also include disclosure regarding the units you are registering.

Jeffrey Gabor

April 9, 2020

Response:   In response to the Staff’s comment, we have filed an S-3/A revising the registration statement fee table and prospectus cover page. We have also included disclosure regarding the units in the prospectus.

Legality Opinion

2.Your legality opinion should address the legality of the depositary shares being offered.

Response:   In response to the Staff’s comment, we have filed a new opinion as Exhibit 5.1 which addresses the legality of depositary shares being offered.

Jeffrey Gabor

April 9, 2020

We appreciate your time and attention to this Amendment No. 1, as well as to the Company’s responses to the Staff’s comments.  Should you have any additional questions or concerns, please call me at (415)  268-6213.

Sincerely,

/s/ Alfredo B.D. Silva

Alfredo B.D. Silva

cc: Celeste Murphy (Division of Corporate Finance)
Eric J. Schoen (Cassava Sciences, Inc.)